February 15, 2006

Charles L. Hall, Vice President and Controller
Lyondell Chemical Company
1221 McKinney Street, Suite 700
Houston, Texas 77010

Re:	Lyondell Chemical Company
	File No. 001-10145
	Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarters Ended September 30, 2005

Dear Mr. Hall:

      We have reviewed your draft responses to our letter dated December 30, 2005 and have the following comments. Please file a response letter to this and to our prior letter via EDGAR within 10 business days or tell us when you will provide us with the response.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.	We note your draft response sent on January 12, 2006
regarding
the accounting for the $143.3 million beneficial conversion value recognized on the convertible debt. We were unable to identify relevant accounting literature that supports the liability classification of this amount. Instead, we believe that this amount should be classified as additional paid in capital, consistent with the treatment prescribed by EITF 98-5. Please revise your accounting in the forthcoming December 31, 2005 Form 10-K.

2.	Further, we note that the debt footnote on page 104 of your
Form
10-K does not reflect an allocation of the unamortized premium
(discount) to the corresponding debt obligations. Please revise this presentation in the forthcoming Form 10-K to allocate the unamortized premium (discount) to each applicable issuance of debt.

3.	If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

      We remind you that when you file your December 31, 2005 Form 10-K, you should appropriately address the following:




* an explanatory paragraph in the audit opinion,
* full compliance with SFAS 154, paragraphs 25 and 26,
* Item 9A. disclosures that include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s conclusions regarding the effectiveness of their disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

	You may contact Melissa Rocha at (202) 551-3854, Al Pavot at
(202) 551-3738 or me at (202) 551-3255 if you have any questions.

Sincerely,




Nili N. Shah
  Branch Chief
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Charles L. Hall
February 15, 2006
Page 2 of 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
   CORPORATION FINANCE